As filed with the Securities and Exchange Commission on March 4, 2003


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                           For the month of March 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        MODERN TIMES GROUP MTG AB (publ)

                   Skeppsbron 18, S-103 13, Stockholm, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                                   Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                          No...X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
..............................N/A..................................

                     MODERN TIMES GROUP MTG AB EXHIBIT INDEX



Exhibit Number    Description
--------------    -----------

1 Press Release dated March 4, 2003 - "Viasat acquires exclusive coverage of Formula 1 motor racing".

2 Press Release dated March 4, 2003 - "MTG launches new radio station in Lithuania".

                                                                       EXHIBIT 1

                            [MODERN TIMES GROUP LOGO]

FOR IMMEDIATE RELEASE                                          4 March 2003

          VIASAT ACQUIRES EXCLUSIVE COVERAGE OF FORMULA 1 MOTOR RACING

Modern Times Group MTG AB, the international media group, today announced that Viasat Broadcasting has signed an agreement with Bernie Ecclestone's Formula 1 Management to acquire exclusive rights to broadcast coverage of the 16 Grand Prix that make up the 2003 Formula 1 Motor Racing World Championship. Each race will be broadcast live in Denmark on the Viasat 3+ channel. In addition, live coverage of the Friday and Saturday qualifying sessions will also be aired on `Viasat Sport' in Denmark.

The Australian Grand Prix is the first race of the new season and takes place on Sunday 9 March in Melbourne. 3+ will not only broadcast race coverage but also feature post race interviews with the winning drivers of the 2003 drivers' championship.

Hans-Holger Albrecht, President and CEO of MTG, commented: "Formula 1 is the world's premier motor racing franchise and one of the world's most popular and exciting sporting events. Viasat is the entertainment brand for sport in Denmark with a line-up that includes the UEFA Champions League football championship, Danish and Spanish League football, and the US and European PGA golf tours."

For further information, please visit www.mtg.se, email info@mtg.se, or contact:
Hans-Holger Albrecht, President & CEO                tel: +46 (0) 8 562 000 50
Matthew Hooper, Investor & Press Enquiries           tel: +44 (0) 20 7321 5010

Modern Times Group is a leading vertically integrated media group with broadcasting, production, publishing and media services businesses, operating in more than 30 countries around the world. MTG is the largest Free-and Pay- TV operator in the Nordic & Baltic region, and also has Free-TV operations in Russia and Hungary. MTG is the largest commercial radio broadcaster in Northern Europe, the global market leader in DVD subtitling and dubbing, and a leading international Reality-TV production house.

MTG's `A' and `B' shares are traded on the Stockholmsborsen `O-list' and its `B' share ADRs are listed on Nasdaq.

This press release contains certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Modern Times Group, any Modern Times Group members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

                                                                       EXHIBIT 2

                            [MODERN TIMES GROUP LOGO]


FOR IMMEDIATE RELEASE                                        4 March 2003


                   MTG LAUNCHES NEW RADIO STATION IN LITHUANIA


Modern Times Group MTG AB, the international media group, today announced that it is to launch the successful Power Hit Radio brand in Lithuania. MTG was awarded a radio license in Lithuania last year against strong local and international competition and intends to repeat the success of Power Hit Radio in Sweden and Estonia's capital cities. The station is focused on attracting a fresh new audience of young listeners, with a strong mix of European hit music featuring major international dance and soul artists.

The Lithuanian commercial radio market is highly competitive with over 30 stations, but none focus specifically on the commercially important 15-34 year old target group. The new license in Lithuania will enable the station to penetrate 43% of the country and covers the 3 biggest cities of Vilnius, Kaunas and Klaipeda, which have a combined population of 1.6 million.

Power Hit Radio is already established as the second largest station in Estonia's capital city amongst the target 15-30 year old age group and attracts 19,000 daily listeners, and is also the second most popular radio station in Stockholm with 116,000 daily listeners. In addition, MTG operates the Star FM national radio networks in Estonia and Latvia.

Building on the success of leading commercial channel TV3, MTG successfully launched a new TV channel in Lithuania called Tango TV last year, targetting the same young urban audience as Power Hit Radio. Tango has already generated a peak monthly commercial share of viewing of over 8% amongst 15-30 year old viewers in Vilnius. TV3 has a national penetration of over 95% in Lithuania and had a 39% prime time commerical share of viewing amongst 15-49 year olds in the fourth quarter of 2002. TV3 is also broadcast in Latvia and Estonia and has a 35% pan-Baltic commercial share of viewing.

Hans-Holger Albrecht, President and CEO of MTG, commented: "The introduction of Power Hit Radio in Lithuania is the third stage in our expansion in Lithuania, and builds on the successful launch of Tango TV to target the younger audience. This is a fast growing niche market that is not currently being served in Lithuania's major cities, and the Power Hit format has already proven its ability to attract a new generation of listeners in other markets".


For further information, please visit www.mtg.se, email info@mtg.se, or contact:
Hans-Holger Albrecht, President & CEO                tel: +46 (0) 8 562 000 50
Matthew Hooper, Investor & Press Enquiries           tel: +44 (0) 20 7321 5010


Modern Times Group is a leading vertically integrated media group with broadcasting, production, publishing and media services businesses, operating in more than 30 countries around the world. MTG is the largest Free-and Pay- TV operator in the Nordic & Baltic region, and also has Free-TV operations in Russia and Hungary. MTG is the largest commercial radio broadcaster in Northern Europe, the global market leader in DVD subtitling and dubbing, and a leading international Reality-TV production house.

MTG's `A' and `B' shares are traded on the Stockholmsborsen `O-list' and its `B' share ADRs are listed on Nasdaq.

This press release contains certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Modern Times Group, any Modern Times Group members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    MODERN TIMES GROUP MTG AB (publ)

                                    By:  /s/ Hans-Holger Albrecht
                                         ------------------------
                                    Name: Hans-Holger Albrecht



Dated:   March 4, 2003